SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing October 15, 2003 through December 8, 2003

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

SIGNATURES
David Hamill to Leave Group Management Committee After 17 Years with Philips
Philips and Epic Form an Alliance to Provide Fully Integrated Enterprise IT, Imaging and Monitoring Solutions for Healthcare
Philips Updates Markets on Medical and Consumer Electronics Divisions
Philips Executes Sale of TSMC Shares
Philips First to Demonstrate Highest Possible DVD+R Recording Speed
Philips Electronics to Develop the French Broadband Connected Home Market
Philips Powers World’s First Nationwide Rollout of Contactless Smart Cards for Public Transport
Philips CEO Gerard Kleisterlee addresses Morgan Stanley Technology Conference
Philips and JSMC unite in joint venture to drive power product development
Philips Group Management Committee successfully concludes visit to China
Philips announces impairment and restructuring charges of approximately EUR 800 million for LG.Philips Displays
Philips CFO Addresses CSFB Credit Forum 2003

This report comprises a copy of the press releases entitled:

–	“David Hamill to Leave Group Management Committee after 17 Years with Philips”, dated October 21, 2003;

–	“Philips and Epic Form an Alliance to Provide Fully Integrated Enterprise IT, Imaging and Monitoring Solutions for Healthcare”, dated November 4, 2003;

–	“Philips Updates Markets on Medical and Consumer Electronics Divisions”, dated November 5, 2003;

–	“Philips Executes Sale of TSMC Shares”, dated November 11, 2003;

–	“Philips First to Demonstrate Highest Possible DVD+R Recording Speed”, dated November 14, 2003;

–	“Philips Electronics to Develop the French Broadband Connected Home Market”, dated November 18, 2003;

–	“Philips Powers World’s First Nationwide Rollout of Contactless Smart Cards for Public Transport”, dated November 18, 2003;

–	“Philips CEO Gerard Kleisterlee addresses Morgan Stanley Technology Conference”, dated November 20, 2003;

–	“Philips and JSMC unite in joint venture to drive power product development”, dated November 25, 2003;

–	“Philips Group Management Committee successfully concludes visit to China”, dated November 29, 2003.

–	“Philips announces impairment and restructuring charges of approximately EUR 800 million for LG.Philips Displays”, dated December 2, 2003;

–	“Philips CFO Addresses CSFB Credit Forum 2003”, dated December 4, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 8th day of December 2003.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee G.J. Kleisterlee (President, Chairman of the Board of Management)

/s/ J.H.M. Hommen J.H.M. Hommen (Vice-Chairman of the Board of Management and Chief Financial Officer)

David Hamill to Leave Group Management Committee After 17 Years with Philips

Amsterdam, The Netherlands, October 21, 2003 — Royal Philips Electronics today announced that Mr. David Hamill (46), member of the Group Management Committee, will leave the company as of December 5, 2003. Mr. Hamill will return to the United Kingdom and take a position at ICI as a member of the Board of Directors of ICI and as Chairman and Chief Executive of ICI Paints.

After a career of 17 years with Philips, Mr. Hamill stepped down on July 1st, 2003 as President & CEO of Philips Lighting, a position he had held since 2001, and announced his intention to return to the U.K. to rejoin his family. Since then he has served as an advisor to the Board of Management on Philips China business strategy

“David Hamill has taken Philips Lighting from strength to strength and whilst we respect his decision to return to the U.K. to be with his family, we are sorry to see him leave. We are glad he found a position worthy of his talents and wish him all the best at ICI”, commented Gerard Kleisterlee, Philips’ President & CEO.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:

Gerd Götz
Head of Media Relations
Royal Philips Electronics
Tel.:+31205977213
Email:gerd.goetz@philips.com

November 4, 2003

Philips and Epic Form an Alliance to Provide Fully Integrated Enterprise IT, Imaging and Monitoring Solutions for Healthcare

The Alliance Focuses on Eliminating Barriers to Quality Patient Care by Providing Seamless Information Flow for Digital Healthcare

Royal Philips Electronics (NYSE: PHG; AEX: PHI) and Epic Systems Corporation announced today that they have signed an agreement to provide enterprise software, medical imaging and monitoring IT solutions that will integrate patient information enterprise-wide. This cooperative agreement combines Epic’s strengths in patient-centric, enterprise-wide healthcare information systems with Philips strengths in medical imaging, PACS, and patient monitoring technology.

The alliance will integrate medical equipment with enterprise software across departments, including at the point of care and will offer the next level of clinical benefits. This includes a single process for order-entry and medication administration that will reduce the potential for errors. Comprehensive management of a patient from diagnosis through treatment will be driven by a single patient record database across-the-healthcare-continuum.

Epic will exclusively continue to deliver enterprise healthcare IT products to its traditional market of large healthcare organizations, academic medical centers, and children’s healthcare systems. Philips will market healthcare IT products, powered by Epic software, as part of its Vequion family. The agreement will continue to allow each company to develop and support interfaces based on open standards with other suppliers that meet their existing and future customer needs.

“This drives healthcare integration to a higher level and is the next logical step for Epic,” said Judith R. Faulkner, president and CEO of Epic. “By dissolving the boundaries between monitoring, imaging, and information technologies, we will be able to deliver systems that provide better care and easier workflow. We’ve always wanted to be able to respond to healthcare organizations outside our traditional market and we’re glad there is now a solution for them”.

“Our customers are looking for more than new technologies, they are looking for IT solutions that can share patient information throughout the hospital consistently,” said Jouko Karvinen, president and CEO, Philips Medical Systems. “We are delighted to integrate a new version of Epic’s industry leading software into our Vequion portfolio. This will bring a solid, robust Philips solution to more hospitals and clinics worldwide.”

Products from both Epic and Philips are in use at leading healthcare facilities, including Cleveland Clinic Foundation in Ohio, and the Geisinger Health System in central Pennsylvania.

“The partnership between Epic and Philips really brings an opportunity to improve the overall quality in the practice of medicine by delivering information to clinicians when they need it and where they need it. That ability will connect the clinical specialty departments with their colleagues across the institution,” said Martin Harris, CIO, Cleveland Clinic Foundation.

“We believe that the Epic-Philips partnership will put Epic’s high-quality software products within reach of more small and mid-sized organizations due to Philips market position,” said Frank Richards, CIO Geisinger Health System. “This should help expand the overall adoption of Electronic Medical Records, which have been cited as important tools for promoting patient safety.”

The first integrated solutions will be introduced late 2004.

About Epic

Epic Systems Corporation (Madison, WI) develops integrated inpatient, ambulatory, and payor information systems for large healthcare organizations, academic medical centers, and children’s healthcare systems. Epic provides the information backbone for many of the largest, most progressive healthcare organizations in the United States. All Epic applications incorporate the safety net of embedded clinical and financial decision support throughout the care continuum, helping organizations transform clinical care, streamline patient access, and manage revenue cycles. Information about Epic’s software and services can be found at www.epicsystems.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Heidi Wilson
Philips Medical Systems
Tel.:+1 978 659 7302
Email:heidi.wilson@philips.com

Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

Katie O’Brien
Epic
Tel.:+1 608 271 9000
Email:katie@epicsystems.com

Anne Grewer
Tel.:+31 40 27 64718

Email:anne.grewer@philips.com
Kitty Kwan
Tel.:+852 2821 5796
Email:kitty.kwan@philips.com

Philips Updates Markets on Medical and Consumer Electronics Divisions

Analyst Meeting Demonstrates Company Poised For Growth In 2004

Amsterdam, The Netherlands, November 5, 2003 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) in a meeting today with investors and financial analysts will provide a comprehensive update on business developments in both its Medical Systems and Consumer Electronics divisions.

In Medical Systems, Philips will reconfirm the division is building on its profitability as it looks to ongoing expansion in customer services, clinical IT solutions and molecular imaging.

With Consumer Electronics, the company will point to steps taken to reduce risk in the business and outline a pathway to sustained profitability by introducing new business models that drive innovation and differentiation through a more focused organization, while structurally lowering costs.

About Medical Systems

With the market for medical systems expected to keep growing, executives will review how Philips is completing its integration of recent acquisitions that have round out the company’s portfolio of imaging products and positioned Philips as a global leader in the medical systems market. “We remain on course to achieving our goal of 14 percent EBITA in 2004, and we’ll keep building on this profitability as we broaden our role in helping hospitals meet the challenges of providing the best health care,” explained Jouko Karvinen, president and CEO, Philips Medical Systems.

Through its recently signed strategic alliance with Epic Systems Corporation to manage patient data seamlessly in a hospital setting, Philips is now broadly expanding its scope in clinical IT solutions, which help hospitals take full advantage of Philips’ advances in medical hardware. Executives will discuss how this cooperation can help hospitals provide excellent care while controlling costs. In addition, the division’s moves to build on customer services will be intensified, such as the medical financing joint venture set up with Société Générale earlier this year for customers in Europe.

About Consumer Electronics

In the Consumer Electronics business, management will highlight how its business renewal plan will reduce organizational complexity and realize annual cost savings of EUR 400 million by the end of 2005. The program aims at securing a sustainable and profitable business that improves the division’s cost structure by removing overlap, streamlining global processes, outsourcing even more especially to Asia and implementing a more focused organization. Restructuring charges related to this program are expected to amount to approximately EUR 250 million by the end of 2005.

“With the business renewal program we are securing our future in 2003, so that by the end of 2005 we will be strongly positioned to deliver consistent operating margins of 2 to 2.5 percent supplemented by a 2 percent margin from licenses,” says

Gottfried Dutiné, CEO of Philips Consumer Electronics and member of the Board of Management. “In migrating from analogue to digital, our business has dramatically evolved from a manufacturing giant to a more agile company that will be ready to participate in growth opportunities in the focus areas of displays, entertainment systems and personal infotainment.”

During the Analysts Day management will also showcase its recently launched Connected Planet strategy with a dedicated portfolio of wireless products as well as collaborations with Nike and MTV that create further marketing differentiation within the personal infotainment portfolio. Finally Philips will highlight the company’s partnerships with major European telcos, jointly developing and promoting the market for broadband connected devices.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:
Heidi Wilson
Philips Medical Systems
Tel.:+1 978 659 7302
Email:heidi.wilson@philips.com
Koenraad van Hasselt
Philips Consumer Electronics
Tel.:+31 20 5977912
Email:koenraad.van.hasselt@philips.com

Gerd Götz
Head of Media Relations
Royal Philips Electronics
Tel.:+31205977213
Email:gerd.goetz@philips.com

Philips Executes Sale of TSMC Shares

Amsterdam, The Netherlands, November 11, 2003 — Royal Philips Electronics (“Philips”) today has announced the sale of 100 million American depositary shares (“ADSs”) in Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) (“TSMC”), which are equivalent to 500 million common shares. The sale will provide Philips with gross proceeds of approximately EUR 935 million. Upon closing of the transaction, which is scheduled for Friday, November 14, 2003, Philips will own approximately 19.1 percent of TSMC’s outstanding share capital.

Philips will book a non-taxable gain of approximately EUR 700 million in its earnings for the fourth quarter 2003 as a result of this transaction.

The offering of TSMC shares by Philips was announced on October 8, 2003 and priced on November 10, 2003 at USD10.77 per ADS.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

November 14, 2003

Philips First to Demonstrate Highest Possible DVD+R Recording Speed

Philips has demonstrated the world’s highest ever recording speed of recordable DVD (DVD+R) in an experimental set-up built at Philips Research. The system is able to record 16 times faster (‘16x’) than the normal playing speed of video DVDs, allowing to burn a DVD+R with video or data up to the maximum capacity in less than 6 minutes. This recording speed is close to the highest possible speed, which means that this represents the ultimate performance of any DVD recording system.

The results were presented at the International Symposium on Optical Memory (ISOM, Nara, Japan, 3-7 November) and received the best-poster award there. The Philips technology will form the basis for the 16x DVD+R recording standard to be defined by the DVD+RW Alliance in the course of 2004.

A key aspect in realizing higher recording speeds is the development of a suitable ‘writing strategy’ — the timing and power of the laser pulses in such a way that marks (representing digital zeros and ones) of the correct length are created in the organic dye that forms the active layer of recordable DVDs. Doing this well becomes increasingly difficult at higher recording speeds, because the available time to heat up and cool down the dye at the position of a mark becomes ever shorter. Especially avoiding that post-heating partly erases a written mark when a neighbouring mark is written is a challenging task. Philips has developed an efficient write strategy that not only results in accurate recording results, but in addition needs only a limited number of parameters to realize it, allowing disc-drive manufacturers to implement the algorithm in a straightforward manner.

Besides the write strategy, improvements on the recorder set-up were needed to realize recording at 16x speed. Especially the design of an accurate and stable system for tracking and focusing the laser beam to the right position on the disc was challenging. Another demanding task was the development of fast laser driving electronics, which runs at a 420 MHz clock at 16x DVD speed. Last but not least, a prototype high-power laser was utilized to achieve the recording power needed.

The results mark a next step in the speed race for recordable DVD. It is generally agreed that the now achieved recording speed is close to the ultimate limit, which is set by the highest safe rotational velocity of the polycarbonate discs. A higher disc velocity would require so much additional energy to be pumped into the disc that it would start resonating and eventually break. At the currently reached 16x recording speed, a disc makes 180 rotations per second, corresponding to a linear velocity of 56 meters per second (over 200 km/h), while marks are burned with a precision of less than 0.05 micrometer!

Hi-resolution pictures are available from:
http://www.extra.research.philips.com/pressmedia/pictures/16xdvdr.html

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Koen Joosse
Philips Research
Tel.:+31 402743703
Email:koen.joosse@philips.com

Philips Electronics to Develop the French Broadband Connected Home Market

Continuing Philips’ Strategy to Offer European Consumers Broadband Powered Entertainment Devices

Amsterdam, November 18, 2003 — Royal Philips Electronics (AEX:PHI; NYSE:PHG) today announced a cooperation to jointly develop the market for broadband, wireless home networks, connected devices, and value-added broadband-connected entertainment and communication services in France.

The aim is to offer consumers the combination of Philips products such as home networks and connected entertainment and communication technologies along with France Telecom’s broadband service and installation. Philips and France Telecom together will develop and market fixed telecommunications as well as multimedia products that will improve people’s daily life at their future digital home. The companies have also agreed to share research on future product roadmaps in order to collaborate on new services, product and content offerings to consumers.

Gottfried Dutine, CEO Philips Consumer Electronics and member of the Board of Management said: “Our cooperation with France Telecom is another step to align Philips’ broadband ready connectivity and entertainment devices with the services and market channel expertise of broadband providers. Additional to our earlier announced European telco partners we will be able to target a growing base of millions of consumers in some of the largest European markets with a compelling out of the box broadband entertainment experience that will meet their needs and expectations.”

Joint marketing and product development

The co-operation between Philips and France Telecom will focus on commercializing a full range of broadband, multimedia and entertainment products and services for the French market. Together they will promote and develop the connected planet market in France, meaning broadband, (wireless) home networks, connected devices and value-added broadband-connected entertainment and communication services. Jointly they will explore the opportunities for Philips to become a references supplier to France Telecom of value-added wireless networking products.

Additionally, Philips and France Telecom jointly will explore new trends and technologies and jointly prepare business plans and roadmaps for more closely integrating services platforms and content/value added services to drive further adaptation and wider use of user friendly digital home applications; this could include entertainment services built around the Philips’ Streamium that will allow people to listen to thousands of music recordings on demand at home and video chatting possibilities.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Andre Manning
Senior Press Officer
Corporate Communications
Tel.:+31 20 5977199
Email:Andre.Manning@philips.com

Philips Powers World’s First Nationwide Rollout of Contactless Smart Cards for Public Transport

Multi-modal and Multi-operator Transport Scheme in The Netherlands to be Based on Philips’ MIFARE(c) Technology

Eindhoven, The Netherlands — November 18, 2003 — Royal Philips Electronics (NYSE:PHG, AEX: PHI) today announced the addition of Trans Link Systems (TLS) to its expanding list of public transportation systems using the Philips MIFARE(c) contactless smart card interface platform. The new transportation system, based on Philips’ semiconductor technology, will allow TLS travellers to move seamlessly between trains, light rail, metro and buses in The Netherlands using one single, contactless ticketing solution. The first trial-implementations will start during the course of 2004 in busy Rotterdam, with nationwide coverage of the system scheduled for completion by 2007. Upon full implementation, the system will process about 1.5 billion trip-transactions per year.

Fully in line with ISO 14443A, the industry standard for contactless smart cards, MIFARE has been the technology of choice for electronic ticketing solutions in many public transport systems, including those in London, Beijing, Seoul and Moscow. With today’s announcement, travellers in The Netherlands will be able to move seamlessly across the nation with easy, rapid payments and improved security against fraud. TLS, an initiative by five leading transport companies in The Netherlands — the Netherlands Railways (NS), Connexxion, The Hague Tramways (HTM), Amsterdam Municipal Transport (GVB) and Rotterdam Electric Tram (RET) — has been entrusted with developing and implementing a robust, future-oriented system for electronic ticketing to improve efficiency and ease-of-use for the end-customer.

“We only want to use proven technologies in the Netherlands,” said Jeroen Kok, managing director of TLS. “We don’t want to saddle passengers with teething troubles. The system has to run smoothly from the start, it must also be easy to use with fast and reliable payment procedures. The number-one priority is customer convenience. We’re not going to experiment with new technology, but apply methods of electronic payment that have proven successful elsewhere in the world. That’s what Philips offers.”

“Philips is committed to improving the efficiency and convenience of a wide range of services with its industry-leading portfolio of chip solutions for contactless smart card schemes,” said Reinhard Kalla, general manager of the Identification business at Philips Semiconductors. “We are collaborating with a wide range of service providers, government departments and industry standards bodies to develop secure semiconductor identification technologies that can be embedded into a wide range of objects such as smart cards, passports, paper tickets, and mobile phones.”

With close to 400 million cards issued and over two million readers installed, MIFARE is the industry standard for contactless interface technology. It is the leading contactless smart card technology with an estimated 80% share in contactless and dual interface smart card schemes (Source: IMS Research 2003). The future-proof portfolio of MIFARE chip solutions from Philips covers reader components, as well as contactless and dual interface smart card ICs for a complete contactless ticketing system, including chip-based paper tickets.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Marijke Sas
Philips Semiconductors (Europe)
Tel.:+31 40 214 60 14
Email:Marijke.Sas@philips.com
Paul Morrison
Philips Semiconductors (USA)
Tel.:+1 408 474 50
Email:Paul.Morrison@philips.com
Robyn Kao
Philips Semiconductors (Asia Pacific)
Tel.:+886 2 2382 4025
Email:Robyn.Kao@philips.com

Philips CEO Gerard Kleisterlee addresses Morgan Stanley Technology Conference

Meeting provides forum for recapping on 2003 while looking to upcoming year

Amsterdam, The Netherlands, November 20, 2003 — Gerard Kleisterlee, CEO of Royal Philips Electronics (AEX: PHI, NYSE: PHG), will today address the Morgan Stanley Technology Conference in Barcelona, Spain. Mr. Kleisterlee will review the progress Philips has made in meeting its 2003 management agenda, discussing how the company’s change programs are helping it achieve cost savings, boost profitability across its businesses and become a truly market-driven company.

In commenting on the general business climate, Mr. Kleisterlee said: “We’d like to confirm the change programs we’ve implemented are bearing fruit, and we foresee a good fourth quarter.” This stronger performance can now be seen across Philips’ activities and against the backdrop of an improving economic climate. Also reflected in this trend are positive effects from earlier restructuring measures in the company’s Semiconductors business, as well as strengthening demand for Nexperia chips and for LCD televisions in Philips’ Consumer Electronics business. Mr. Kleisterlee also added that, “we’ll continue to maintain our focus on managing our assets and overseeing our cost structure.”

Mr. Kleisterlee will also use the opportunity to touch on the company’s plans as it moves forward in 2004. Over the next three to four years, for example, Philips aims to significantly grow its business in Asia Pacific, which in 2002 stood at just over EUR 7 billion in sales. The company will also further build on its presence in healthcare categories. Continuing to deliver on operational excellence, Philips will push to boost its top-line growth through innovative products and services and strengthened positions in growth markets.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

Philips and JSMC unite in joint venture to drive power product development

New company, Philips Jilin Semiconductor Co. Ltd., established in China

Beijing, China, 25 November 2003 — Royal Philips Electronics (NYSE: PHG, AEX: PHI) and Jilin Sino-Microelectronics Co. Ltd (JSMC) today announced the establishment of a joint venture to develop, design and manufacture bipolar power products to be marketed and sold by the parent companies. The official signing ceremony of this joint venture takes place while Philips’ Group Management Committee is currently in China to explore the future growth potential for Philips. Financial details are not disclosed.

The new company, Philips Jilin Semiconductor Co. Ltd, which is to be located in Jilin City, Jilin Province in China, will serve the international and domestic markets, focusing on bipolar power products ranging from Epitaxial Diodes, Deflection Transistors, Damper Diodes, Triacs and Thyristors. The new joint venture is expected to begin operations mid-2004, supplying highly competitive, high quality products in markets including consumer electronics, white goods, lighting, power supplies and industrial.

Philips Semiconductors, one of the world’s largest suppliers of power products to the electronics industry, has been leading in power product development for more than 20 years, bringing process and manufacturing innovations to the market. JSMC — one of the largest power transistor manufacturers in China — is an important supplier to the manufacturers of television sets, telecommunications equipment, computer hardware and automation machinery.

“Philips has made substantial investments in China exceeding US$2.5 billion, and we see the Jilin JV as a strategic continuation of this investment. JSMC has demonstrated its ability to quickly build and ramp-up production of a state-of-the art facility, and the plant location allows us to tap the skills and experience of the people in the region,” stated Scott McGregor, chief executive officer, Philips Semiconductors. “We know that the technology, manufacturing and customer service expertise of the two companies will make a formidable combination.”

“Philips has been a leader in the power arena for more than 20 years, bringing a unique blend of innovative processes, manufacturing capabilities and advanced product development to the industry,” said Xia Zengwen, Chairman, JSMC. “JSMC is one of the largest power semiconductor suppliers in China with strong development potential in this area. The win-win collaboration between Philips and JSMC combines the expertise of both companies to provide high-quality and competitive bipolar power products to address the needs of the electronic product manufacturers around the world.”

About JSMC

Jilin Sino-Microelectronics Co., Ltd., (JSMC), was established in 1999 and listed in Shanghai Exchange in March 2001. It is one of the most important power semiconductor suppliers in China with strong strength in design, development, production, packaging/testing, sales and after-sale service. Its customers are known manufacturers of color TV set, lighting, computer and communications equipment in

China. JSMC has the wafer manufacturing capacity of one million slices per year and the assembly/test capacity of 600 million units per year. JSMC’s products have reached IEC standards and passed ISO9001 Quality System Certification as well as ISO140001 Environment Management Certification.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Marijke Sas
Communications manager
Philips Semiconductors
Tel.:+31 40 272 2091
Email:marijke.sas@philips.com
Andre Manning
Senior Press Officer
Corporate Communications
Tel.:+31 20 5977199
Email:Andre.Manning@philips.com

Philips Group Management Committee successfully concludes visit to China

SHANGHAI, NOVEMBER 29, 2003 — President and CEO of Royal Philips Electronics, Gerard Kleisterlee, reiterated that China will continue to play an ever more important role in Philips’ growth strategy at a press conference in Shanghai today. Mr Kleisterlee made his comments after Philips’ Group Management Committee successfully concluded a week-long visit to China from November 23 to 29, the first time ever in the company’s history for the entire executive board to conduct a business strategy review in a country collectively at the same time.

With a total activity level in China of USD 6.7 billion in 2002 and an accumulative investment of USD 2.5 billion Philips ranks as the number one multinational corporation in the country. “We aim to almost double our total activity level in China to over USD 12 billion by 2007,” said Mr Kleisterlee. “China is one of the most important markets in Philips’ growth strategy. This week members of our Group Management Committee have been here with me to deepen our commitment to China.”

The company’s strategy is focused at expanding its local market presence and increasing its exports from China. Research and development activities in the country will be stepped up and the already strong position of the brand will be further bolstered by cross-company marketing programs. In addition Philips is working to broaden its Chinese talent base and invest in its employer brand.

“As we met with and listened to customers and consumers, government officials, suppliers and other stakeholders all across the country, we have become impressed by the ‘can do’ spirit and the ever accelerating pace of economic development. Based on our long standing presence and strong brand position in China, Philips is determined to be part of the opportunity. We are pleased that our discussions with the government have confirmed that our agenda is aligned with theirs for the economic development of the country and Philips will continue to contribute to win-win partnerships,” Mr Kleisterlee added.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:

Andre Manning
Senior Press Officer
Philips Corporate Communications
Tel.:+31 20 5977199
Email:Andre.manning@philips.com

Philips announces impairment and restructuring charges of approximately EUR 800 million for LG.Philips Displays

Amsterdam, The Netherlands, December 2, 2003 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced impairment and restructuring charges of approximately EUR 800 million for LG.Philips Displays (LPD), its 50/50 joint venture with LG Electronics.

LPD manufactures cathode ray tube (CRT) displays and is impacted by worsening market conditions and increased price erosion, mainly caused by the rapid penetration of the Liquid Crystal Display (LCD) panels for application in TV and monitors. Therefore LPD has reviewed its business plan and worked out a program to adopt its capacity and maintain its cost leadership. Execution of this program will strengthen LPD’s competitiveness and will secure continued positive cash flow.

The revised market outlook will lead to a non-cash asset impairment charge of approximately EUR 540 million and to restructuring charges of approximately EUR 60 million in Q4 2003. Philips’ share of these charges will be approximately EUR 300 million and will be included in the net income of Philips in Q4 2003.

Philips has also reviewed the valuation of its investment in LPD and concluded to write off the book value of its remaining investment. This will lead to a non-cash impairment charge of approximately EUR 500 million and will also be included in the net income of Philips in Q4 2003.

Philips confirms its positive outlook for its results for the fourth quarter 2003.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:
Gerd Götz
Philips Corporate Communications
Tel.:+31 20 59 77 213
Email:gerd.goetz@philips.com

Philips CFO Addresses CSFB Credit Forum 2003

Amsterdam, The Netherlands, December 4, 2003 — Jan Hommen, Chief Financial Officer and Vice Chairman of Royal Philips Electronics (AEX: PHI, NYSE:PHG), will today address the Credit Suisse First Boston Credit Forum 2003 in Munich, Germany. Mr. Hommen will discuss how Philips has positioned itself to benefit from a market that is showing signs of improving strength.

“Economic indicators are pointing to a pickup in demand across most of our businesses. Having implemented the business measures to make Philips more competitive, we’re poised to capitalize on this upturn in the market,” Mr. Hommen will explain. In his presentation, he will also review how Philips was able to maintain a strong balance sheet through intensive management of its assets and supply chain management : “Our cash flow in the fourth quarter will be strong. By year end we expect our net debt to equity ratio to be close to 20/80.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:
Andre Manning
Senior Press Officer

Philips Corporate Communications
Tel.:+31 20 5977199
Email:Andre.manning@philips.com